UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the six-month period ended June 30, 2019

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

I.R.S. Employment Identification Number: 81-1867397

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc. a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood or our predecessor, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as HCA. As used in this Semi-Annual Report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semi-annual report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this semi-annual report.

The forward-looking statements included in this semi-annual report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●
changes in economic conditions generally and in the real estate and securities markets specifically,

●
the ability of our management team to source, originate and acquire suitable investment opportunities,

●
our ability to effectively operate our Company under a new management team following the Recapitalization Transaction, as described herein,

●
our expectation that there will be opportunities to acquire additional properties leased to the United States of America,

●
our expectations regarding demand by the federal government for leased space,

●
the GSA (acting for the United States as Tenant) renewing or extending one or more of the leases for one or more of our GSA Properties (as defined below), whether pursuant to early termination options or at lease-end, and if not renewed or extended that we will be successful in re-leasing the space,

●
the impact of changes in real estate needs and financial conditions of federal, state and local governments,

●
acts of terrorism and other disasters that are beyond our control,

●
legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trust (“REITs”) and SEC guidance related to Regulation A or the JOBS Act,

●
our ability to raise equity or debt capital,

●
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “40 Act”) and other laws, or

●
changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report. All forward-looking statements are made as of the date of this semi-annual report on Form 1-SA and the risk that actual results will differ materially from the expectations expressed in this semi-annual report on Form 1-SA will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semi-annual report on Form 1-SA, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report on Form 1-SA will be achieved.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a real estate investment trust, or REIT, formed to grow our business of acquiring, developing, financing, owning and managing build-to-suit or improved-to-suit, single-tenant properties leased primarily to the United States of America and administered by the GSA or directly by the federal government agencies or departments occupying such properties (referred to as “GSA Properties”). We invest primarily in GSA Properties in sizes that range from 5,000 to 50,000 rentable square feet that are in their first term after construction or improvement to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, built-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of the filing of this report, the Company owns 17 GSA Properties, comprised of 14 GSA Properties that we own in fee simple and three additional GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States. Our portfolio of GSA Properties (“Portfolio Properties”), which includes one property acquired on May 1, 2019, contains approximately 341,776 rentable square feet located in 12 states. We have three additional GSA Properties (“Pipeline Properties”) under contract with approximately 48,991 rentable square feet. Our Portfolio Properties and our Pipeline Properties are 100% leased to the United States of America and occupied, or to be occupied on completion, by federal government agencies. Based on net operating income of our Portfolio Properties, our portfolio has a weighted average remaining lease term of 9.3 years if none of the early termination rights are exercised and 5.6 years if all of the early termination rights are exercised.

Our operating partnership, through wholly-owned special purpose entities or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of the filing date of this report we owned approximately 59.5% of the aggregate common limited partnership interests in our operating partnership, or common units. We also own all of the preferred limited partnership interests in our operating partnership. We were formed in 2016 as a Maryland corporation and we have elected to be taxed as a REIT for federal income tax purposes commencing with our fiscal year ended December 31, 2017.

Our Predecessor

The term, “our predecessor”, refers to Holmwood and its three, remaining, consolidated, single purpose, wholly owned subsidiaries. Each such remaining subsidiary holds the fee interest in a GSA Property, the rights to the profits from, the leases for, any distributed cash flow from, and all of the benefits and burdens of ownership, including for federal income tax purposes, of which were contributed to our Operating Partnership by Holmwood on May 26, 2017.

Recent Recapitalization Transaction

On March 19, 2019, we consummated a recapitalization transaction (the “Recapitalization Transaction”) with certain entities affiliated with Hale Partnership Capital Management, LLC (“Hale”) and certain third party investors (each, an “Investor” and collectively, the “Investors”), pursuant to which (i) certain of such Investors provided a $10,500,000 mezzanine loan to us through our Operating Partnership, (ii) certain of such Investors purchased 1,050,000 shares of our 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) and (iii) an Investor purchased 300,000 shares of our newly issued common stock (the “Common Stock”).

Operating Results

For the six-months ended June 30, 2019

At June 30, 2019, our portfolio contained 17 properties consisting of 341,776 rentable square feet located in 12 states and was 100% occupied. On May 1, 2019, we acquired a 21,124 rentable square foot, build-to-suit, single-tenant, community-based outpatient clinic leased to and administered by the United States Department of Veterans Affairs for $5,150,000.

During the six months ended June 30, 2019, we earned revenues of $4,962,540 and incurred operating costs of $1,567,956, excluding asset management fees, depreciation and amortization and corporate expenses. Our net operating income for the period was $3,394,584; and, after deducting asset management fees of $230,701, corporate expenses of $2,194,024, depreciation and amortization of $1,892,650, interest expense of $2,723,521, management termination fee of $1,750,000 and the recognition of a gain on involuntary conversion of $128,217, the Company’s net loss was $5,268,095 for the six months ended June 30, 2019. Our net loss attributed to our common shareholders was $4,751,280 after allocating $962,389 of the Company’s net loss to the noncontrolling interest in our operating partnership and after deducting preferred stock dividends of $445,574. In connection with the Recapitalization Transaction, we incurred certain one-time expenses totaling $1,655,281 primarily for legal and professional services and make-whole premium on certain notes payable that were paid off at closing. During the six months ended June 30, 2019, we recognized $1,750,000 of estimated termination fees expected to be paid to HCA in connection with the anticipated termination of our management agreement effective March 31, 2020. Excluding the impact of these one-time expenses, our net loss was $1,862,814 for the six months ended June 30, 2019 and our net loss attributed to our common shareholders was $1,345,999.

 For the six-months ended June 30, 2018

At June 30, 2018, our portfolio contained 13 properties consisting of 268,429 rentable square feet located in nine states and was 98% occupied. We also had four properties under contract for an aggregate purchase price of $26,745,000 consisting of 77,245 in rentable square feet.

During the six months ended June 30, 2018, we earned revenues of $3,775,761 and incurred operating costs, excluding asset management fees, depreciation and amortization and corporate expenses, of $1,147,555. Our net operating income for the period was $2,628,206; and, after deducting asset management fees of $157,067, corporate expenses of $581,601, depreciation and amortization of $1,423,466, interest expense of $1,444,494 and after the recognition of a gain on an asset disposition of $57,530, the Company’s net loss was $920,892 for the six months ended June 30, 2018. Our net loss attributed to our common shareholders was $858,616 after allocating $188,714 of the Company’s net loss to the noncontrolling interest in our operating partnership and after the deduction of Series A Preferred Stock dividends of $126,438.

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI, as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects property contributions to combined NOI together with a reconciliation of NOI to net income (loss) as computed in accordance with GAAP for the six-month periods ended June 30, 2019 and 2018:

	For the six months ended June 30
	2019	2018

Revenues	$4,962,540	$3,775,761
Less:
Operating expenses	1,430,360	1,045,118
Management fee	137,596	102,437
Total expenses	1,567,956	1,147,555

Net operating income	3,394,584	2,628,206
Less:
Asset management fee	230,701	157,067
Corporate expenses	2,194,024	581,601
Depreciation and amortization	1,892,650	1,423,466
Interest expense	2,723,521	1,444,494
Management termination fee	1,750,000	-
Gain on involuntary conversion	(128,217)	-
Gain on asset disposition	-	(57,530)
Net loss	(5,268,095)	(920,892)
Less: Net (loss) income attributable to noncontrolling interest	(962,389)	(188,714)
Net loss attributed to HC Gov Realty Trust, Inc.	(4,305,706)	(732,178)
Less: Preferred stock dividends	(445,574)	(126,438)
Net (loss) income attributed to HC Gov Realty Trust, Inc. available to common shareholders	$(4,751,280)	$(858,616)

Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Our Recapitalization Transaction provided us with liquidity through both debt and cash investments. This allowed us to reduce our outstanding debt and provided us with additional capital to continue pursuing our acquisition strategies. In addition, access to the capital markets is an important factor for our continued success. We expect to continue to issue equity in our company with proceeds being used to acquire other single tenanted properties leased to the United States of America or buy facilities that are leased to credit-worthy state or municipal tenants.

Liquidity General

Our need for liquidity will be primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with long-term debt financing for our GSA Properties; (iv) capital expenditures; (v) payment of principal of, and interest on, outstanding indebtedness; and (vi) other investments, consonant with our Investment Guidelines and Investment Policies.

Our operating partnership is under contract to purchase three additional GSA properties, which are scheduled to close in the fourth quarter of 2019.  Under the contracts for these GSA properties, we have posted non-refundable deposits totaling $740,000 during the third quarter of 2019.  These acquisitions will require $16,360,000 of funding, through a combination of cash and secured debt financing.

Capital Resources

Our capital resources are substantially related to our recent Recapitalization Transaction. In connection with the Recapitalization Transaction, we received $10,500,000 in mezzanine debt, $10,500,000 through the issuance of our Series B Preferred Stock and $3,000,000 through the issuance of our common stock. This capital was primarily used to pay off existing debt, including accrued interest, in the aggregate amount of $20,139,316 comprised of $9,708,581 to pay off various debt affiliated with our former directors and officers or their affiliates, $1,439,557 of unsecured promissory notes payable to accredited investors, and $8,991,178 to pay off a loan cross-collateralized by four of our properties. The remaining $3,860,684 received from the Recapitalization Transaction was used to pay transaction-related expenses and past due accounts payable, with the balance reserved for general working capital purposes including pursuing and making acquisitions. The Recapitalization Transaction permitted the issuance of up to an additional $10,000,000 of Series B Preferred Stock and the borrowing of up to an additional $10,000,000 of mezzanine debt. In May 2019, we issued an additional $1,300,000 of Series B Preferred Stock and borrowed an additional $1,300,000 in mezzanine debt to partially finance our acquisition of our Portfolio Property in Monroe, Louisiana. In June 2019, we borrowed an additional $2,000,000 of mezzanine debt to partially refinance the mortgage debt on our Portfolio Property in San Antonio, Texas.

Trend Information

Our company, through our Operating Partnership is engaged primarily in the acquisition, leasing and disposition of single-tenanted, mission critical or customer facing properties, leased to the United States of America throughout the country. As full faith and credit obligations of the United States these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace.

Prior to our Recapitalization Transaction, our Company had been capital constrained, which affected liquidity adversely from an operating perspective and the ability of our Company to manage several viable acquisition opportunities at the same time. While there can be no assurance, we believe the Recapitalization Transaction will enable management to accelerate acquisition plans, provide liquidity to recruit and retain qualified personnel to support growth and enhance purchasing power for goods and services in connection with the operation of our properties.

Item 2.  Other Information

None.

Item 3. Financial Statements

HC Government Realty Trust, Inc.
Consolidated Balance Sheets
June 30, 2019 (unaudited) and December 31, 2018
June 30, 2019 (unaudited)	December 31, 2018
ASSETS
Investment in real estate, net	$83,205,418	$79,786,230
Cash and cash equivalents	3,100,556	1,444,172
Restricted cash	1,840,151	1,718,676
Rent and other tenant receivables, net	832,390	1,073,881
Leasehold intangibles, net	7,665,064	8,024,729
Deposits on properties under contract	-	224,069
Prepaid expenses and other assets	662,505	235,005
Total Assets	$97,306,084	$92,506,762

LIABILTIES
Mortgages payable, net of unamortized debt costs	$56,373,965	$65,503,177
Notes payable - related party	-	9,518,000
Notes payable	13,854,330	1,180,000
Declared dividends and distributions	704,570	378,687
Accrued interest payable	264,210	417,141
Accounts payable	403,676	422,162
Accrued expenses	1,654,641	483,879
Accrued management termination fee	1,750,000	-
Deferred revenue	424,044	452,313
Tenant improvement obligation	1,203,161	1,224,923
Acquisition fee payable	556,739	505,239
Below-market leases, net	842,538	868,786
Related party payable, net	-	722,465
Total Liabilities	78,031,874	81,676,772

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 250,000,000 shares authorized and 1,324,500 and 144,500 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively)	1,324	144
Common stock ($0.001 par value, 750,000,000 shares authorized, 1,407,041 and 1,107,041 common shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively)	1,407	1,107
Additional paid-in capital	26,057,249	11,314,818
Offering costs	(1,459,479)	(1,459,479)
Accumulated deficit	(7,181,302)	(2,875,596)
Accumulated dividends and distributions	(2,369,218)	(1,536,708)
Total Stockholders' Equity	15,049,981	5,444,286
Noncontrolling interest in operating partnership	4,224,229	5,385,704
Total Equity	19,274,210	10,829,990
Total Liabilities and Stockholders' Equity	$97,306,084	$92,506,762
The accompanying notes are an integral part of the consolidated financial statements.

The following table presents the assets and liabilities of the Company's consolidated variable interest entities as of June 30, 2019 (unaudited) and December 31, 2018 which are included on the consolidated balance sheet above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated variable interest entities. The Liabilities in the table below include third-party liabilities of the consolidated variable interest entities only, and for which creditors or beneficial interest holders do not have recourse to the Company, and exclude intercompany balances that eliminate in consolidation.

ASSETS OF CONSOLIDATED VARIABLE INTEREST ENTITIES THAT CAN ONLY BE USED TO SETTLE THE OBLIGATIONS OF CONSOLIDATED VARIABLE INTEREST ENTITIES:

Buildings and improvements, net	$11,428,713	$11,627,603
Intangible assets, net	331,060	397,582
Prepaids and other assets	962,982	122,777
Total Assets	$12,722,755	$12,147,962

LIABILITIES OF CONSOLIDATED VARIABLE INTEREST ENTITIES FOR WHICH CREDITORS OR BENEFICIAL INTEREST HOLDERS DO NOT HAVE RECOURSE TO THE COMPANY:

Mortgages payable, net	$9,546,486	$9,633,590
Intangible liabilities, net	101,611	123,985
Accounts payable and accrued expenses	277,291	255,205
Total liabilities	$9,925,388	$10,012,780

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Operations
For the Six Months Ended June 30, 2019 and 2018 (unaudited)

	For the six-months ended
	June 30, 2019	June 30, 2018
Revenues
Rental revenues	$4,902,420	$3,758,846
Real estate tax reimbursements and other revenues	60,120	16,915
Total revenues	4,962,540	3,775,761

Operating expenses
Depreciation and amortization	1,892,650	1,423,466
General and administrative	239,931	216,199
Ground leases	45,681	45,727
Insurance	74,171	45,993
Janitorial	227,240	181,944
Management fees	368,297	259,504
Management termination fees	1,750,000	-
Professional expenses	1,918,426	248,331
Real estate and other taxes	533,923	327,181
Repairs and maintenance	277,712	212,905
Equity-based compensation	72,249	139,859
Utilities	235,051	208,580
Total operating expenses	7,635,331	3,309,689

Other (income) expense
Interest expense	2,723,521	1,444,494
Gain on involuntary conversion	(128,217)	-
Gain on sale of property	-	(57,530)
Net other (income) expense	2,595,304	1,386,964

Net loss	(5,268,095)	(920,892)
Less: Net loss attributable to noncontrolling interest in operating partnership	(962,389)	(188,714)
Net loss attributed to HC Government Realty Trust, Inc.	(4,305,706)	(732,178)
Preferred stock dividends	(445,574)	(126,438)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(4,751,280)	$(858,616)

Basic and diluted loss per share	$(3.72)	$(0.86)

Basic and diluted weighted-average common shares outstanding	1,277,759	992,741

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statement of Changes in Stockholders’ Equity
For the Six Months Ended June 30, 2019 and 2018 (unaudited)

	Preferred Series A		Preferred Series B		Common Stock		Additional Paid-In	Offering	Accumulated	Cumulative Dividends and	Total Stockholders'	Non-controlling Interest in Operating	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Costs	Deficit	Distributions	Equity	Partnership	Equity
Balance, December 31, 2017	144,500	$144	-	$-	895,307	$895	$8,948,713	$(1,459,479)	$(1,340,974)	$(690,963)	$5,458,336	$6,420,174	$11,878,510
Proceeds from issuing common shares, net of issuances costs	-	-	-	-	204,984	205	1,884,649	-	-	-	1,884,854	-	1,884,854
Equity-based compensation - restricted stock	-	-	-	-	-	-	61,333	-	-	-	61,333	-	61,333
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	78,526	78,526
Dividends and distributions	-	-	-	-	-	-	-	-	-	(414,873)	(414,873)	(318,652)	(733,525)
Allocation of NCI in operating partnership	-	-	-	-	-	-	355,257	-	-	-	355,257	(355,257)	-
Net loss	-	-	-	-	-	-	-	-	(732,178)	-	(732,178)	(188,714)	(920,892)
Balance, June 30, 2018	144,500	$144	-	$-	1,100,291	$1,100	$11,249,952	$(1,459,479)	$(2,073,152)	$(1,105,836)	$6,612,729	$5,636,077	$12,248,806

	Preferred Series A		Preferred Series B		Common Stock		Additional Paid-In	Offering	Accumulated	Cumulative Dividends and	Total Stockholders'	Non-controlling Interest in Operating	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Costs	Deficit	Distributions	Equity	Partnership	Equity
Balance, December 31, 2018	144,500	$144	-	$-	1,107,041	$1,107	$11,314,818	$(1,459,479)	$(2,875,596)	$(1,536,708)	$5,444,286	$5,385,704	$10,829,990
Proceeds from issuing common shares, net of issuances costs	-	-	-	-	300,000	300	2,999,700	-	-	-	3,000,000	-	3,000,000
Proceeds from issuing preferred shares	-	-	1,180,000	1,180	-	-	11,798,820	-	-	-	11,800,000	-	11,800,000
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	72,249	72,249
Dividends and distributions	-	-	-	-	-	-	-	-	-	(832,510)	(832,510)	(327,424)	(1,159,934)
Allocation of NCI in operating partnership	-	-	-	-	-	-	(56,089)	-	-	-	(56,089)	56,089	-
Net loss	-	-	-	-	-	-	-	-	(4,305,706)	-	(4,305,706)	(962,389)	(5,268,095)
Balance, June 30, 2019	144,500	$144	1,180,000	$1,180	1,407,041	$1,407	$26,057,249	$(1,459,479)	$(7,181,302)	$(2,369,218)	$15,049,981	$4,224,229	$19,274,210

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2019 and 2018 (unaudited)

	For the six-months ended June 30,
	June 30, 2019	June 30, 2018
Cash flows from operating activities:
Net loss	$(5,268,095)	$(920,892)
Adjustments to reconcile net loss to net cash provided from (used in) operating activities:
Depreciation	1,441,188	1,099,581
Amortization of acquired lease-up costs	195,957	147,473
Amortization of in-place leases	255,505	176,412
Amortization of above/below-market leases	76,553	36,215
Amortization of debt issuance costs	136,774	116,847
Equity-based compensation - long-term incentive plan units	72,249	78,526
Equity-based compensation - restricted shares	-	61,333
Gain on disposition of property	-	(57,530)
Gain on involuntary conversion	(128,217)	-
Change in assets and liabilities
Restricted cash	(198,071)	(19,872)
Rent and other tenant receivables, net	241,491	840
Prepaid expense and other assets	13,820	145,565
Deposits on properties under contract	224,069	(819,339)
Accrued interest payable	(152,931)	4,207
Accounts payable and other accrued expenses	503,762	38,284
Accrued management termination fee	1,750,000	-
Deferred revenue	(28,269)	-
Tenant improvement obligation	(21,762)	-
Related party payable, net	(73,951)	56,215
Net cash provided from (used in) operating activities	(959,928)	143,865

Cash flows from investing activities:
Restricted cash	-	(1,405,000)
Capital improvements	(96,423)	-
Sale of property	-	98,879
Property acquisitions	(5,220,154)	-
Net cash used in investing activities	(5,316,577)	(1,306,121)

Cash flows from financing activities:
Debt issuance costs	(83,500)	(2,653)
Dividends paid	(834,051)	(704,314)
Mortgage principal payments	(16,655,890)	(526,705)
Mortgage proceeds	7,550,000	-
Notes principal repayments	(1,259,670)	(61,817)
Notes principal repayments - related party	(9,518,000)	(330,000)
Proceeds from advances - related party	-	525,000
Proceeds from notes payable	13,934,000	500,000
Proceeds from sale of common stock, net of issuance costs	3,000,000	1,884,854
Proceeds from sale of preferred stock	11,800,000	-
Repayment of advances - related party	-	(350,000)
Net cash provided from financing activities	7,932,889	934,365

Net increase (decrease) in cash and cash equivalents	1,656,384	(227,891)
Cash and cash equivalents, beginning of period	1,444,172	695,719
Cash and cash equivalents, end of period	$3,100,556	$467,828

Supplemental cash flow information:
Cash paid for interest	$2,739,678	$1,323,439
Cash paid for income taxes	$-	$-
Non cash investing and financing activities:
Capitalized acquisition fees	$51,500	$-
Mortgage refinance	$-	$6,834,293
The accompanying notes are an integral part of the consolidated financial statements.

1.	Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The REIT focuses primarily on GSA Properties within size ranges of 5,000 to 50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Further, the REIT selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, (collectively the “GSA”).

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership”), and together with the REIT, (the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”).

The consolidated financial statements include the accounts of its Operating Partnership subsidiary and related SPEs and the accounts of the REIT. As of June 30, 2019, the financial statements reflect the operations of 17 properties representing 341,776 rentable square feet located in 12 states. The properties are 100% leased to the government of the United States of America and based on net operating income, have a weighted average remaining lease term as of June 30, 2019 of 9.3 years if none of the early termination rights are exercised and 5.6 years if all of the early termination rights are exercised. The Company operates as an UPREIT and has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.	Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of the REIT, the Operating Partnership and 17 SPEs as of June 30, 2019. Of the SPEs, 14 are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest, and three SPEs are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. All other significant intercompany balances and transactions have been eliminated in consolidation.

In our opinion, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures prepared in accordance with GAAP have been either condensed or omitted pursuant to SEC rules and regulations. However, we believe that the disclosures made are adequate for a fair presentation of results of operations and financial position. Operating results for the interim periods reported herein may not be indicative of the results expected for the year. These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in our latest Annual Report on Form 1-K.

Use of Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased. At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate cash balances at the operating partnership and SPE level. As of June 30, 2019 and December 31, 2018, the Company had $2,250,616 and $1,773,591, respectively, of cash balances in excess of FDIC limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Restricted Cash – Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease. Amortization relating to above (below) market leases for the six months ended June 30, 2019 and 2018 was $76,553 and $36,215, respectively, and was recorded as a reduction to rental revenues.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees. The Company has not recognized any value attributable to customer relationships. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the lease.

Management utilizes independent third parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired.

The cost of tenant improvements is capitalized and amortized over the non-cancelable term of each specific lease.

Maintenance and repair costs are expensed as incurred while costs incurred that extend the useful life of the real estate investment are capitalized.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5- 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which normally is flat during the non-cancelable term of the lease. The minimum rent payment may include payments for lessee requested tenant improvements or to cover the cost for extra security. The tenant is required to pay increases in property taxes over the base year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses. Operating expenses include repairs and maintenance, cleaning, utilities and other related costs. Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method.

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold interests are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the six months ended June 30, 2019 and 2018, the Company has not recorded any impairment charges.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of shareholders’ equity within the consolidated balance sheets and statements of changes in stockholders’ equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A. As of June 30, 2019 and December 31, 2018, organizational and offering costs totaled $1,459,479, respectively.

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Receivables net - Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenants, there were no allowances as of June 30, 2019 and December 31, 2018, respectively.

Income Taxes – The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ending December 31, 2017. In order to maintain this REIT status, the regulations require the Company to distribute at least 90% of its taxable income to shareholders and meet certain other asset and income tests, as well as other requirements. If the Company fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the Company loses its REIT status it could not elect to be taxed as a REIT for five years unless the Company’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes its tax filing positions in the U.S. federal, state and local jurisdictions where it is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalties. Management has determined that there were no uncertain tax positions; and, accordingly, no associated interest and penalties were required to be accrued at June 30, 2019 and December 31, 2018.

Noncontrolling Interest - Noncontrolling interest represents the portion of the common interests in the Company’s Operating Partnership not attributable to the Company. The value of the noncontrolling interest of the Operating Partnership is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s equity. The noncontrolling interest percentage is calculated by dividing the number of common units not owned by the Company by the total number of common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the Company’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the consolidated balance sheets but presented separately from the Company’s equity.

Debt Issuance Costs – Debt issuance costs incurred in connection with the Company’s mortgages payable have been deferred and are being amortized over the term of the respective loan agreements using the effective interest method. As applicable, the unamortized balance of debt issuance costs is presented under mortgages payable within the consolidated balance sheet.

Earnings (Loss) Per Share – Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.

	As of June 30,
	(unaudited)
	2019	2018
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,078,416
Convertible long-term incentive plan units	72,215	80,789
Convertible preferred stock	2,119,214	433,500
Total potentially dilutive securities	3,309,845	1,592,705

Recent Accounting Pronouncements - In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five-step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The standard will be effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Company’s revenue is based on real estate leasing transactions which are not within the scope of the new standard. The Company does not expect for the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the consolidated financial statements.  The leasing standard will be effective for the year ended December 31, 2020. Early adoption is permitted and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements. See Note 14 Commitments and Contingencies for the Company’s operating leases.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to improve cash flow statement classification guidance. The standard will be effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash” ASU 2016-18 is intended to address the diversity that exists in practice with respect to the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230. The standard will be effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of ASU 2016-18 on its financial statements.

The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Securities Act rule 405, Exchange Act Rule 12b-2 and Item 10(f) of Regulation S-K as amended September 13, 2017. This rule provides scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities. The Company has elected to use the extended transition periods provided to private companies for complying with new or revised accounting standards.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.	Recapitalization Transaction

On March 19, 2019, the Company consummated a recapitalization transaction (the “Recapitalization Transaction”) with certain entities affiliated with Hale Partnership Capital Management, LLC (“Hale”) and certain third party investors (each, an “Investor” and collectively, the “Investors”), pursuant to which (i) certain of such Investors have provided a $10,500,000 mezzanine loan to the Company through the Operating Partnership, (ii) certain of such Investors purchased 1,050,000 shares of the Company’s 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) for proceeds of $10,500,000 and (iii) an Investor purchased 300,000 shares of the Company’s newly issued common stock (the “Common Stock”) for proceeds of $3,000,000.

The Company satisfied $10,698,000 of outstanding notes payable, $68,491 of accrued interest through March 19, 2019 and $381,647 of prepayment penalties on certain notes payable with proceeds from the Recapitalization Transaction. In addition, the Company satisfied four mortgages with an aggregate principal balance, net of escrows for property and insurance, of $8,991,178.

Transaction costs of the Recapitalization Transaction totaled $1,273,635. Of the transaction costs, $252,100 was paid to the Company’s law firm where our former President is a partner and our former Secretary is employed.

4.	Variable Interest Entities

With respect to the three SPEs where Holmwood assigned to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow, management determined these SPEs to be variable interest entities (“VIE”) in which the Operating Partnership has a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. The Company determined in accordance with ASC Topic 810 “Consolidation” to consolidate these SPEs.

A summary of the VIE’s assets and liabilities that are included within the Company’s Consolidated Balance Sheets at June 30, 2019 and December 31, 2018 is as follows:

Assets:	June 30, 2019 (unaudited)	December 31, 2018
Buildings and improvements, net	$11,428,713	$11,627,603
Intangible assets, net	331,060	397,582
Prepaids and other assets	962,982	122,777
Total assets	$12,722,755	$12,147,962

Liabilities:
Mortages payable, net	$9,546,486	$9,633,590
Intangible liabilities, net	101,611	123,985
Accounts payable and accrued expenses	277,291	255,205
Total liabilities	$9,925,388	$10,012,780

Net identifiable assets	$2,797,367	$2,135,182

5.	Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of June 30, 2019 and December 31, 2018, respectively:

	June 30, 2019 (unaudited)	December 31, 2018
Land	$8,292,189	$7,486,554
Buildings and improvements	72,604,670	69,150,056
Site improvements	1,508,043	1,116,653
Tenant improvements	6,146,874	5,962,007
	88,551,776	83,715,270
Accumulated depreciation	(5,346,358)	(3,929,040)
Investment in real estate, net	$83,205,418	$79,786,230

Depreciation expense for the six months ended June 30, 2019 and 2018 was $1,441,488 and $1,099,581, respectively.

In March 2019, the Company experienced damage to the roof at its property located in Moore, Oklahoma due to hail and wind from recent storms. Insurance covers the repair or replacement of the Company’s assets that suffer loss or damage. The deductible under the Company’s insurance policy is $5,000. In June 2019, the Company received approval of the claim from the insurance adjusters for the full replacement cost of the roof of $441,320. The estimated net book value of the roof at the time of damage was $304,931. Subsequent to June 30, 2019, the Company received proceeds totaling $436,827.

During the six month period ended June 30, 2019, the Company acquired one property located in Monroe, Louisiana (“Monroe Property”) with rentable square footage of 21,124 and a lease in place with the United States of America with a remaining non-cancelable term of 4.4 years at the time of acquisition. The Monroe Property was financed with a combination of Mezzanine Debt, the issuance of additional Series B Preferred Stock and an unsecured note. A summary of the allocated purchase price, based on estimated fair values is as follows:

Monroe
2019 Acquisition:	5/1/2019

Land	$805,635
Buildings and improvements	3,746,007
Tenant improvements	184,868
Site improvements	340,546
Acquired in-place leases	155,678
Acquired lease-up costs	97,299
Below Market leases	(58,379)
Acquisition fees payable	(51,500)
$5,220,154

In addition to the building and site improvements acquired in connection with the Monroe Property acquisition, the Company capitalized building and site improvements with respect to its existing portfolio of $96,421 during the six month period ended June 30, 2019.

6.	Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of June 30, 2019 and December 31, 2018:

	June 30, 2019 (unaudited)	December 31, 2018
Acquired in-place leases	$3,862,964	$3,707,286
Acquired lease-up costs	3,087,978	2,990,679
Acquired above-market leases	2,903,791	2,903,791
	9,854,733	9,601,756
Accumulated amortization	(2,189,669)	(1,577,027)
Leasehold intangibles, net	$7,665,064	$8,024,729

Amortization of in-place leases, lease-up costs and acquired above market leases was $612,642 and $441,017 for the six months ended June 30, 2019 and 2018, respectively.

Amortization of acquired above market leases resulted in a reduction to rental revenue of $161,180 and $117,130 for the six months ended June 30, 2019 and 2018, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases (collectively “Intangible Lease Costs”) is as follows:

Intangible
Lease
Year Ended	Costs
For the remaining six month period ended December 31, 2019	$647,995
2020	1,278,100
2021	1,225,469
2022	938,327
2023	778,752
2024	705,458
Thereafter	2,090,963
Total	$7,665,064

The weighted-average amortization period is approximately 9.8 years.

7.	Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities, as of June 30, 2019 and December 31, 2018:

	June 30, 2019 (unaudited)	December 31, 2018
Acquired below-market leases	$1,241,418	$1,183,039
Accumulated amortization	(398,880)	(314,253)
Below-market leases, net	$842,538	$868,786

Amortization of below-market leases resulted in an increase in rental revenue of $84,627 and $80,916 for the six months ended June 30, 2019 and 2018, respectively.

The future amortization of acquired below market leases is as follows:

Below
Market
Year Ended	Leases
For the remaining six month period ended December 31, 2019	$98,978
2020	195,937
2021	178,151
2022	137,401
2023	115,455
2024	68,267
Thereafter	48,349
Total	$842,538

The weighted-average amortization period is approximately 7.2 years.

8.	Mortgages Payable

The following table outlines the mortgages payable as of June 30, 2019 and December 31, 2018:

				Outstanding Principal
Issuance Date	Initial Balance	Interest Rate	Maturity	June 30, 2019 (unaudited)	December 31, 2018

August-2013	$10,700,000	5.27%	August-2023	$9,683,379	$9,784,236
June-2016	9,675,000	3.93%	July-2019	-	9,097,691
July-2017	10,875,000	4.00%	August-2022	10,392,995	10,527,970
July-2017	3,530,000	4.00%	August-2022	3,373,542	3,417,355
September-2017	2,750,000	4.00%	August-2022	2,594,489	2,642,030
November-2017	6,991,250	5.50%	June-2019	-	6,991,250
April-2018	6,834,293	4.78%	April-2020	6,624,287	6,760,504
July-2018	5,360,000	5.00%	August-2028	5,268,287	5,323,772
August-2018	2,580,000	4.75%	September-2023	2,538,885	2,566,457
October-2018	8,250,000	4.80%	July-2028	8,148,887	8,235,726
December-2018	950,000	4.55%	August-2022	940,540	950,000
May-2019	2,550,000	4.75%	May-2020	2,550,000	-
June-2019	5,000,000	5.50%	June-2020	5,000,000	-
Total principal				$57,115,291	$66,296,991
Debt issuance costs				(1,237,507)	(1,154,007)
Accumulated debt issuance cost amortization				496,181	360,193
Mortgage payable net of unamortized debt costs				$56,373,965	$65,503,177

At June 30, 2019 and December 31, 2018, the Company had unamortized debt issuance costs of $741,326 and $793,814, net of accumulated amortization, respectively, in connection with its various mortgage payables.

Mortgage loan balances as of June 30, 2019 and December 31, 2018 totaled $57,115,291 and $66,296,991, respectively. Fixed rate loans before unamortized debt issuance costs totaled $47,941,004 and $52,545,237 as of June 30, 2019 and December 31, 2018, respectively. Variable rate loans before unamortized debt issuance costs totaled $9,174,287 and $13,751,754 for the same respective periods. The loans are payable to various financial institutions and lenders and are collateralized by the respective properties to which the mortgage pertains.

The mortgage loan issued in August 2013 bears interest at a fixed rate of 5.27% per annum, has debt service payments based on principal amortization over 30 years, and matures in August 2023. This mortgage was assumed by the Company in connection with the Contribution Transaction (See Note 12 for further discussion). The outstanding principal balance as of June 30, 2019 and December 31, 2018 was $9,683,379 and $9,784,236, respectively.

In June 2016, four mortgage loans were issued bearing interest at a fixed rate of 3.93% per annum with debt service payments based on principal amortization over 25 years and mature in July 2019. The outstanding aggregate principal balance as of December 31, 2018 was $9,097,691. On March 19, 2019, these mortgage loans were satisfied in full in connection with the Recapitalization Transaction.

The mortgage loan issued in July 2017, for an acquired property in Norfolk, Virginia, bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of June 30, 2019 and December 31, 2018 was $10,392,995 and $10,527,970, respectively.

The mortgage loan issued in July 2017, for an acquired property in Montgomery, Alabama, bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of June 30, 2019 and December 31, 2018 was $3,373,542 and $3,417,355, respectively.

The mortgage loan issued in September 2017, was to refinance a property acquired as a result of the Contribution Transaction. It bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of June 30, 2019 and December 31, 2018 was $2,594,489 and $2,642,030, respectively.

The mortgage loan issued in November 2017, for an acquired property in San Antonio, Texas, is an interest only note that bears a variable rate based upon either the Wall Street Journal Prime Rate or 4.25%, whichever is greater. At December 31, 2018, the rate was 5.5% per annum. The outstanding principal balance as of December 31, 2018 was $6,991,250. The November 2017 mortgage loan matured in June 2019 and was refinanced with a $5,000,000 unsecured loan and $2,000,000 of Mezzanine Debt issued in June 2019. The June 2019 unsecured loan is an interest only note that bears interest at a fixed rate of 5.50%. The outstanding principal balance as of June 30, 2019 was $5,000,000. The loan matures in June 2020.

In April 2018, the Company entered into a loan modification agreement associated with a mortgage loan issued in April 2015 that was assumed by the Company in connection with the Contribution Transaction. Among other things, the loan modification extended the maturity date to April 2020, changed the principal amortization from 20 years to 17 years and added $52,907 of principal to cover debt issuances costs. The interest rate calculation remained at a variable interest rate equal to the one-month LIBOR rate plus 235 basis points. As of June 30, 2019 and December 31, 2018, the interest rate was 4.78% and 4.69%, respectively. In addition, the outstanding principal balance was $6,624,287 and $6,760,504 as of June 30, 2019 and December 31, 2018, respectively.

The mortgage loan issued in July 2018, for an acquired property in Knoxville, Iowa, bears interest at a fixed rate of 5% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2028. The outstanding principal balance as of June 30, 2019 and December 31, 2018 was $5,268,287 and $5,323,772, respectively.

The mortgage loan issued in August 2018, for an acquired property in Champaign, Illinois, bears interest at a fixed rate of 4.75% per annum, has debt service payments based on principal amortization over 25 years, and matures in September 2023. The outstanding principal balance as of June 30, 2019 and December 31, 2018 was $2,538,885 and $2,566,457, respectively.

The mortgage loan issued in October 2018, for an acquired property in Sarasota, Florida, bears interest at a fixed rate of 4.80% per annum, has debt service payments based on principal amortization over 25 years, and matures in July 2028. The outstanding principal balance as of June 30, 2019 and December 31, 2018 was $8,148,887 and $8,235,726, respectively.

The mortgage loan issued in December 2018, for financing the additional purchase price for an acquired property in Montgomery, Alabama, bears interest at a fixed rate of 4.55% per annum, has debt service payments based on principal amortization over 23.6 years (283 months), and matures in August 2022. The outstanding principal balance as of June 30, 2019 and December 31, 2018 was $940,540 and $950,000, respectively.

The unsecured loan issued in May 2019, for acquiring the Monroe Property, is an interest only note that bears a variable interest rate based upon one-month LIBOR plus 225 basis points. At June 30, 2019, the rate was 4.75% per annum. The outstanding principal balance as of June 30, 2019 was $2,550,000. The loan matures in May 2020.

The carrying amount of the Company’s variable rate debt approximates its fair value as of June 30, 2019 and December 31, 2018.

The carrying amount of real estate that serves as collateral for these mortgages as of June 30, 2019 and December 31, 2018 was $70,337,865 and $79,786,230, respectively.

The following table summarizes the future payments required under the Company’s mortgage notes as of June 30, 2019:

Future
Principal
Year Ended	Payments
For the remaining six month period ended December 31, 2019	$658,475
2020	15,125,712
2021	1,138,344
2022	16,669,000
2023	11,556,154
2024	367,574
Thereafter	11,600,032
Total	$57,115,291

9.	Notes Payable

The following table outlines the notes payable as of June 30, 2019 and December 31, 2018:

				Outstanding Principal
	Initial	Interest		June 30, 2019	December 31,
Issuance Date	Balance	Rate	Maturity	(unaudited)	2018

Related Parties
March-2017	$3,070,000	12.00%	May-2019	$-	$3,070,000
December-2017	750,000	8.00%	May-2019	-	750,000
April-2018	500,000	8.00%	May-2019	-	500,000
July-2018	1,700,000	14.00%	July-2020	-	1,700,000
August-2018	800,000	14.00%	August-2020	-	800,000
October-2018	2,470,000	14.00%	October-2020	-	2,470,000
October-2018	228,000	11.37%	January-2020	-	228,000

Total related parties notes payable				$-	$9,518,000

Third parties
March-2017	$330,000	12.00%	May-2019	$-	$330,000
December-2017	750,000	8.00%	May-2019	-	750,000
July-2018	100,000	8.00%	June-2021	-	100,000
January-2019	134,000	5.48%	October-2019	54,330	-
March-2019	10,500,000	14.00%	March-2022	10,500,000	-
May-2019	1,300,000	14.00%	March-2022	1,300,000	-
June-2019	2,000,000	14.00%	March-2022	2,000,000	-

Total third party notes payable				$13,854,330	$1,180,000

Total related and third party notes				$13,854,330	$10,698,000

March 2017 Notes

On March 31, 2017, the Company borrowed an aggregate amount of $3,400,000 pursuant to multiple promissory notes payable. The notes were unsecured, required monthly interest-only payments payable in arrears at an interest rate of 12% per annum. By agreement with the holders of these notes, the maturity date of such notes was extended to May 1, 2019 and were pre-payable without penalty. Of these notes, $3,070,000 in aggregate principal were loaned by a former director of the Company and by an affiliate of another former director of the Company, all of whom or which also are affiliates of the Manager and the Company’s predecessor. As of December 31, 2018, the outstanding principal balance of these notes was $3,400,000. On March 19, 2019, these notes were satisfied in full in connection with the Recapitalization Transaction.

December 2017 Notes

On December 11, 2017, the Company borrowed $1,500,000 in aggregate principal amount pursuant to multiple promissory notes payable to accredited investors. The notes were unsecured, required monthly interest-only payments payable in arrears at an interest rate of 8% per annum. By agreement with the holders of these notes, the maturity date of such notes was extended to May 1, 2019. With respect to these notes, $500,000 in principal amount was loaned by an affiliate of a former director of the Company, the Manager and the Company’s predecessor, and $250,000 was loaned by a member of the Company’s predecessor. As of December 31, 2018, the outstanding principal balance of these notes was $1,500,000. On March 19, 2019, these notes were satisfied in full in connection with the Recapitalization Transaction.

April 2018 Note

On April 11, 2018, the Company borrowed $500,000 from a member of the Company’s predecessor in aggregate principal amount pursuant to a promissory note payable to fund the Company’s operations. The note was unsecured, required monthly interest-only payments payable in arrears at an interest rate of 8% per annum and matured on May 1, 2019. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

July 2018 Notes

On July 24, 2018, the Company borrowed $100,000 in aggregate principal from an accredited investor to fund the Company’s operations. The note was unsecured, required quarterly interest-only payments payable in arrears at an interest rate of 8% per annum, contained a make whole premium until July 24, 2019 with a maturity date of June 30, 2021. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

On July 27, 2018, the Company borrowed $1,700,000 in principal pursuant to a promissory note payable to partially finance the property in Knoxville, Iowa. The note was unsecured, allowed for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contained a make whole premium until June 30, 2019 with a maturity date of July 31, 2020. The lender is an affiliate of a former director of the Company, the Manager and the Company’s predecessor. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

August 2018 Notes

On August 30, 2018, the Company borrowed $800,000 in principal pursuant to a promissory note payable to partially finance the acquisition of the property in Champaign, Illinois. The note was unsecured, allowed for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contained a make whole premium until August 30, 2019 with a maturity date of August 30, 2020. The lender is an affiliate of a former director of the Company, the Manager and the Company’s predecessor. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

October 2018 Notes

On October 12, 2018, the Company borrowed $2,470,000 in principal pursuant to a promissory note payable to partially finance the acquisition of the property in Sarasota, Florida. The note was unsecured, allowed for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contained a make whole premium until October 31, 2019 with a maturity date of October 31, 2020. The lender is an affiliate of a former director of the Company, the Manager and the Company’s predecessor. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

On October 17, 2018 and October 22, 2018, the Company borrowed $78,000 and $150,000, respectively, in principal pursuant to two promissory notes payable. These notes were unsecured, allowed for (1) monthly interest-only payments payable in arrears at an interest rate of 11.37% per annum or (2) at the borrower’s option up to 11.37% interest per annum may be deferred until maturity date, contained a make whole premium until maturity with a maturity date of January 17, 2020 and January 22, 2020, respectively. The lender is an affiliate of a former director of the Company, the Manager and the Company’s predecessor. On March 19, 2019, these notes were satisfied in full in connection with the Recapitalization Transaction.

Mezzanine Debt

In connection with the closing of the Recapitalization Transaction, on March 19, 2019, the Company, through the Operating Partnership, the Investors and HCM Agency, LLC (the “Agent”), an affiliate of Hale and the collateral agent, entered into a Loan Agreement (the “Loan Agreement”) pursuant to which certain of the Investors, as lenders (the “Lenders”) provided a $10,500,000 senior secured term loan to the Company (the “Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt will accrue interest and mature on the same terms (the “Mezzanine Debt”).

The Loan is not evidenced by a promissory note. However, pursuant to the Loan Agreement, promissory notes evidencing the Loan and/or the Mezzanine Debt may be issued in the future at the request of the Lenders.

The Mezzanine Debt accrues interest at a rate of fourteen percent (14%) per annum. Such interest is to be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount will be equal to two percent (2%) per annum. The Company is required to repay all outstanding principal and any accrued but unpaid interest on or before March 19, 2022. All outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon certain events including, but not limited to, an initial public offering of the Company’s common stock.

The Mezzanine Debt is secured by a security interest in the accounts receivable and other personal property of the Operating Partnership, the Company and its subsidiaries, including the Operating Partnership’s ownership interest in its subsidiaries. The Company and Holmwood Portfolio Holdings, LLC, a limited partner in the Operating Partnership (the “LP”), also entered into customary guaranty agreements related to the payment by and performance of the Operating Partnership of its obligations under the Loan Agreement.

The Loan Agreement also includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum fixed charge coverage ratio, limitations on incurrence of debt, liens, investments and mergers and asset dispositions, covenants to preserve corporate existence and comply with laws, covenants on the use of proceeds of the Mezzanine Debt and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, failure to pay other outstanding debt and the Company’s failure to maintain its REIT status. The occurrence of an event of default under the Loan Agreement could result in all loans and other obligations becoming immediately due and payable and allow the Agent to exercise all rights and remedies available to it as collateral agent including the foreclosure of all liens granted under the Loan Agreement.

On May 1, 2019, the Company borrowed an additional $1,300,000 term loan under the Loan Agreement to partially finance the acquisition of the Monroe Property.

On June 5, 2019, the Company borrowed an additional $2,000,000 term loan under the Loan Agreement in connection with the refinancing of the November 2017 mortgage loan that matured in June 2019.

Premium Finance Agreement

On January 25, 2019, the Company entered into a note payable in the amount of $134,000 to finance certain insurance premiums. The loan bears interest at a fixed annum rate of 5.48% and requires ten payments, including principal and interest, of $13,739. As of June 30, 2019, the outstanding balance was $54,330.

10.	Related Parties

Notes Payable

During the year ended December 31, 2018, the Company entered into various promissory notes with related parties (See Note 9 for further discussion). As of December 31, 2018, the unpaid balance on these notes was $9,518,000. On March 19, 2019, these notes were satisfied in full in connection with the Recapitalization Transaction. There were no such related party notes payable entered into during the six months ended June 30, 2019.

Legal Fees

During the six months ended June 30, 2019 and 2018, the Company paid $442,211 and $55,150, respectively for legal services to a law firm where our former President is a partner and our former Secretary is employed. Of the $442,211 paid during the six months ended June 30, 2019, $252,100 was paid for services performed in connection with the Recapitalization Transaction. The outstanding payable balance to the law firm was $30,932 and $120,971 as of June 30, 2019 and December 31, 2018, respectively.

11.	Leases and Tenants

Our rental properties are subject to generally non-cancelable operating leases generating future minimum contractual rent payments due from tenants. Occupancy of the operating properties was at 100% as of June 30, 2019 and December 31, 2018. Lease terms range from 1.1 to 12.5 years as of June 30, 2019. The future non-cancelable minimum rents for our properties as of June 30, 2019 are as follows:

Future
Minimum
Year Ended	Rents
For the remaining six month period ended December 31, 2019	$5,233,283
2020	10,359,941
2021	9,846,545
2022	7,219,112
2023	5,658,660
2024	4,683,096
Thereafter	13,403,440
Total	$56,404,077

The properties are 100% leased to the United States of America and administered by either the GSA or occupying agency. At June 30, 2019 the weighted average non-cancelable lease term is 5.6 years if GSA elects its early termination right and the total remaining weighted average contractual lease term including renewal options is 9.3 years. Lease maturities range from 2020 to 2032.

12.	Stockholders’ Equity

Preferred Stock

In 2016, the Company issued 144,500 shares of its 7.00% Series A Cumulative Convertible Preferred Stock (“the Series A Preferred Stock”) to various investors in exchange for a total of $3,612,500, or $25 per share. The Series A Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. If the listing event has not occurred on or prior to March 31, 2020, then holders of the Series A Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. The shares are convertible into common shares at a 3:1 ratio. As of June 30, 2019 and December 31, 2018, the outstanding Series A Preferred Stock was 144,500 shares, respectively.

On March 19, 2019, the Company issued 1,050,000 shares of its Series B Preferred Stock in connection with the Recapitalization Transaction in exchange for total proceeds of $10,500,000, or $10 per share. The Series B Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. If the listing event has not occurred on or prior to March 31, 2020, then holders of the Series B Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon conversion, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of (i) $9.10 or (ii) the fair market value of the common stock.

On May 1, 2019, the Company issued an additional 130,000 shares of its Series B Preferred Stock for total proceeds of $1,300,000.

Common Stock

On March 14, 2016, the Company issued 50,000 shares (200,000 shares, collectively) of common stock at a price of $0.01 per share to each of Messrs. Robert R. Kaplan, Robert R. Kaplan, Jr., Edwin M. Stanton and Philip Kurlander, founders of the Company. Total consideration was $500 per person.

On November 7, 2016, the Company’s offering statement (the “Offering”) filed pursuant to Regulation A was qualified by the SEC. The Offering’s minimum and maximum offering amounts are $3,000,000 and $30,000,000, respectively, at an offering price of $10 per share. The initial purchase of common stock with respect to the Offering occurred on May 18, 2017. During the six months ended June 30, 2018, the Company sold 204,984 shares in connection with the Offering for net proceeds of $1,884,854. There were no sales of common stock in connection with the Offering during the six months ended June 30, 2019.

In connection with the Recapitalization Transaction, the Company issued 300,000 shares of the Company’s Common Stock on March 19, 2019 for total proceeds of $3,000,000, or $10 per share.

Restricted Common Stock Issuance

Compensation for each former independent board member included an initial share grant of 4,000 restricted common shares with a one-year vesting term. On May 18, 2017, the Company issued 16,000 shares to its four independent board members, collectively. The shares, valued at $10 share, pay dividends on the number of shares issued without regard to the number of shares vested. For the six months ended June 30, 2019 and 2018, the Company recognized $0 and $61,333, of equity-based compensation with respect to this grant. As of June 30, 2018, the restricted common shares were fully vested.

OP Units Issued

On May 26, 2017, Holmwood and the Operating Partnership closed on a transaction that resulted in Holmwood contributing its entire membership interest in four SPEs to the Operating Partnership and assigning to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow for three other SPEs as well as all of the other benefits and burdens of ownership for federal income tax purposes (the “Contribution Transaction”).

In exchange for the aforementioned, the Operating Partnership issued 1,078,416 of its common units (“OP Units”). The agreed upon value of the transaction between the parties was $10,784,161. However, the Company recognized value of $6,068,182 with respect to the issuance of the OP Units based upon the book value of net identifiable assets received. The Contribution Transaction was accounted for as a commonly controlled transaction whereby the contributed assets and assumed liabilities are acquired at their historical book values, rather than at the agreed upon value. The historical book value of the net identifiable assets contributed was $6,068,182. This issuance of OP units was recorded as a non-cash transaction. After one year, the OP Units are exchangeable into the REIT’s common stock at a ratio of 1:1 or redeemable for cash, at the REIT’s discretion.

Long-Term Incentive Plan Shares

During the six months ended June 30, 2018, the Operating Partnership issued the Manager 6,639 long-term incentive plan shares (“LTIPs”) that vest over five-years. There were no such LTIPs issued during the six months ended June 30, 2019. Each LTIP is convertible into OP Units at 1:1 which can then be further exchanged into the REIT’s common stock at 1:1. Pursuant to an agreement, the shares are issued concurrent with each sale of the REIT’s common stock. The vesting will accelerate if the Company terminates its management agreement with the Manager. The LTIPs result in the Manager consistently and beneficially owning 3% of the REIT’s issued and outstanding shares on a fully diluted basis. For the six months ended June 30, 2019 and 2018, the Company recognized $72,249 and $78,526 of equity-based compensation expense.

Dividends and Distributions

During the six months ended June 30, 2019 and 2018, the REIT declared dividends on its Series A Preferred Stock of $126,438, respectively. As of June 30, 2019 and December 31, 2018, accrued, unpaid preferred stock dividends were $63,219, respectively.

During the six months ended June 30, 2019, the REIT declared dividends on its Series B Preferred Stock of $319,136. As of June 30, 2019, accrued, unpaid preferred stock dividends were $284,171.

During the six months ended June 30, 2019 and 2018, the REIT declared dividends on its common stock of $386,936 and $288,435, respectively. As of June 30, 2019 and December 31, 2018, accrued, unpaid common stock dividends were $193,468 and $152,218, respectively.

During the six months ended June 30, 2019 and 2018, the Operating Partnership declared distributions of $327,424 and $318,652, respectively, with respect to its outstanding common units and LTIPs. As of June 30, 2019 and December 31, 2018, accrued, unpaid distributions were $163,712 and $163,250, respectively.

13.	Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of common limited partnership interests in the Company’s Operating Partnership not attributable to the Company.

As a result of the Company issuing 300,000 shares of common stock in connection with the Recapitalization Transaction, the Company’s noncontrolling interest decreased from 45.05% at December 31, 2018 to 40.46% at June 30, 2019. The change in the noncontrolling interest resulted in an allocation of $56,089 from the Noncontrolling Interest in Operating Partnership Equity to the Company’s Additional Paid-in Capital within the Consolidated Statement of Changes in Stockholders’ Equity for the six months ended June 30, 2019.

Holmwood Capital Advisors, LLC (“HCA”) and Holmwood Capital, LLC (“predecessor” or “Holmwood”) own an aggregate 39.10% of the common units of the Operating Partnership as of June 30, 2019.

The CEO of HCA and Holmwood served as the Company’s CEO until March 13, 2019 and as a board member of the Company until March 20, 2019. In addition, two other beneficial owners of HCA and Holmwood served as board members of the Company until March 20, 2019.

14.	Commitments and Contingencies

Leases

The property located in Port Canaveral, Florida was purchased subject to a ground lease. The ground lease has an extended term of 30 years and expires in December 2045 with one 10-year renewal option. The Company made ground lease payments of $36,681 and $36,726 during the six months ended June 30, 2019 and 2018, respectively.

The Company has two parking lot leases in connection with its property located in San Antonio, Texas. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $9,000 on these leases during the six months ended June 30, 2019 and 2018.

The Company has an office lease for its Corporate offices in Winston-Salem, North Carolina. The lease commenced on February 15, 2019 and has a term of 3 years. The Company made payments of $8,934 on this lease during the six months ended June 30, 2019.

Future minimum rent payments for the ground lease, parking lot leases and corporate office lease subsequent to June 30, 2019 are as follows:

Year Ended	Future Minimum Rents
For the remaining six month period ended December 31, 2019	$57,681
2020	115,362
2021	115,362
2022	94,296
2023	91,362
2024	91,362
Thereafter	1,543,398
Total	$2,108,823

Management Fees

The Company contracts with HCA and its wholly-owned subsidiary Holmwood Capital Management, LLC (collectively, “Manager”) to provide asset management, property management, acquisition and leasing services for the Company, subject to the direction and supervision of the Board.

The Company pays the Manager an asset management fee equal to 1.5% of the stockholders’ equity payable, subject to certain adjustments, in arrears and on a quarterly basis. The asset management fee incurred for the six months ended June 30, 2019 and 2018 were $230,701 and $156,752, respectively. Accrued asset management fees at June 30, 2019 and December 31, 2018 were $135,644 and $81,735, respectively.

The Company pays a property management fee to the Manager with respect to certain properties. The property management fee is payable on a monthly basis in arrears. The Company incurred property management fees of $137,596 and $102,752 for the six months ended June 30, 2019 and 2018, respectively. There were no outstanding property management fees at June 30, 2019 and December 31, 2018.

The Company owes the Manager 1% of the acquisition cost (“Acquisition Fee”) of each real estate investment made by the Manager on behalf of the Company for services with respect to the identification of an investment, arrangement of the purchase, and coordination of closing. The Manager’s discretion to make additional acquisitions following the Recapitalization Transaction was made subject to Board approval. No such acquisitions have been made following the Recapitalization Transaction other than the Monroe Property, which, as of the Recapitalization Transaction, was subject to a binding agreement to purchase previously executed by the Manager.

The Acquisition Fee shall be paid in common stock or other equity securities of the Company. The Acquisition Fee shall be accrued and unpaid until the earlier of the date on which the Company’s common stock is initially listed with a national securities exchange or on March 31, 2020. Unpaid acquisition fees were $556,739 and $505,239 at June 30, 2019 and December 31, 2018, respectively.

The Company owes the Manager a leasing fee for services in connection with leasing the Company’s real estate investments equal to 2.0% of all gross rent for any new lease or lease renewal entered into, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant. There were no leasing fees paid during the six months ended June 30, 2019 and 2018. There were no leasing fees accrued at June 30, 2019 and December 31, 2018.

In connection with the Recapitalization Transaction, on March 14, 2019, the Company provided notice to HCA, pursuant to the resolve of the Board of Directors, that the Company elected to not renew its asset management agreement with HCA (the “Management Agreement”) under its terms, effective March 31, 2020. In accordance with the terms of the Management Agreement, the Company shall pay HCA a termination fee upon the effective date of the termination. The termination fee is calculated as a multiple of the sum of the asset management fees, acquisition fees and leasing fees earned by the Asset Manager during the 24-month period ending as of the most recently completed fiscal quarter prior to the effective date of the termination. The appropriate multiple is dependent on the stockholders’ equity of the Company at the time of termination. The Company has the option to pay the termination fee in cash, common stock, or such other equity securities of the Company or Operating Partnership, including without limitation LTIP units. As of June 30, 2019, an estimated liability for the termination fee was accrued in the amount of $1,750,000 as it was determined that it is both probable of being incurred and the amount of such liability could be reasonably estimated.

Legal Proceedings

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, we are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

On January 18, 2019, the seller of the Montgomery Property and one of its affiliates filed a complaint claiming the Company owes additional amounts under a purchase and sale agreement dated April 27, 2017, with respect to the acquisition of and improvements to real estate in Montgomery, Alabama. Plaintiffs’ complaint includes five counts: breach of implied contract; declaratory judgment, reformation of contract; unjust enrichment; and quantum meruit. The Company has filed a motion to dismiss the claims for breach of implied contract, unjust enrichment, and quantum meruit and is awaiting the court’s decision. The Company intends vigorously to contest the claims which have been brought against it and to pursue any claims it may have against other parties.

On March 15, 2019, Dr. Philip Kurlander, a former director of the Company, and his affiliate, Baker Hill Holding, LLC (collectively, the “Claimants”), each of whom is a stockholder in the Company, filed a complaint in the United States District Court for the Middle District of Florida (the “Court”) against the Company, four of its former directors, Robert R. Kaplan, Leo Kiely, Bill Fields and Scott Musil (collectively, the “Board Defendants”), and the Company’s former President, Robert R. Kaplan, Jr. The complaint alleges that the Board Defendants’ actions in approving a recapitalization transaction constituted illegal, oppressive and/or fraudulent acts as well as breaches of the Board Defendants’ fiduciary duties. The Claimants requested that the Court order the dissolution of the Company, determine that the approval of the recapitalization transaction was improper, and award an unstated amount of monetary damages against the Board Defendants.  Following motions to dismiss filed by all the defendants in the matter, on August 21, 2019, the Court issued an Order dismissing all claims asserted in the action.  Although the Court granted the Claimants 20 days to file an amended complaint, the deadline to amend passed without the Claimants filing any amended complaint. The Company is responsible for the legal expenses incurred by the former officers and independent directors, up to a maximum of $1,000,000 under the Company’s insurance policy. As of June 30, 2019, the Company had incurred expenses totaling $282,787.

15.	Subsequent Events

Dividends and Distributions

On July 5, 2019, the REIT and the Operating Partnership paid accrued common dividends, preferred dividends and distributions of $193,468, $347,390 and $163,712, respectively.

Future Acquisitions

Since July 10, 2019, the Company has been under contract to purchase three properties currently leased to the United States of America for the combined price of $17,100,000, excluding acquisition costs. The Company has $740,000 of non-refundable acquisition deposits outstanding with respect to these properties as of the date of this report. The closing of these acquisitions is subject to customary closing conditions.

Departure of Certain Officers

On August 5, 2019, the Company accepted the resignation of Mr. Robert R. Kaplan, Jr. from his position as President of the Company, effective as of August 5, 2019.

Termination of Certain Property Management Agreements

On September 9, 2019, the Company gave notice to Holmwood Capital Management, LLC (“HCM”) of termination of certain property management agreements between HCM and nine SPEs (“Property Management Agreements”). The termination is effective on October 10, 2019. In accordance with the terms of the Property Management Agreements, the Company shall pay HCM a termination fee within 30 days of the effective date of the termination calculated as four times the sum of the fees paid under the Property Management Agreement for the three months prior to the termination. The termination fees to be paid are estimated at $173,000.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Description
2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.3	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.4	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017
4.2	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.3	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
6.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.2
First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.4
Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.5
Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.6
Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7
Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.8
Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.9	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.11
Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.12
2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.13
First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.14
Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.15	First Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan
6.16
Second Amendment to the Amended and Restated Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.17
Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and Agent., incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.18
Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of Agent and the Lenders, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.19
Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., Agent and the Lenders, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 19, 2019

8.1
Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

Date: September 27, 2019	By:	/s/ Steven A. Hale II
Steven A. Hale II
Director and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven A. Hale II	Director and Chief Executive Officer	September 27, 2019
Steven A. Hale II	(principal executive officer)

/s/ Jacqlyn Piscetelli	Chief Financial Officer	September 27, 2019
Jacqlyn Piscetelli	(principal finance officer and principal accounting officer)